SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                                SCHEDULE 13D
                               (Rule 13d-101)

                              Amendment No. 3

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)


                              CoreComm Limited
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                              (Name of Issuer)


                  Common Stock, $0.01 par value per share
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                       (Title of Class of Securities)


                                21869Q-10-8
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                               (CUSIP Number)

                        Richard J. Lubasch, Esquire
                              CoreComm Limited
                      110 East 59th Street, 26th Floor
                             New York, NY 10022
                               (212) 906-8485
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)


                December 26, 2001 through December 31, 2001
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          (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|



CUSIP No. 21869Q-10-8                   13D                 Page 2 of 4 Pages

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   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
          Thomas Gravina

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                  (a) |_|
                                                                  (b) |_|

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS:
          N/A

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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e):                              |_|

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION:
               Pennsylvania

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               NUMBER OF          7     SOLE VOTING POWER
                 SHARES                    6,000,000
              BENEFICIALLY        ---------------------------------------------
                OWNED BY          8     SHARED VOTING POWER
                  EACH                     None
               REPORTING          ---------------------------------------------
                 PERSON           9     SOLE DISPOSITIVE POWER
                  WITH                     6,000,000
                                  ---------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                           None
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            6,126,000(1)

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                       |_|

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            4.3%(2)

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   14     TYPE OF REPORTING PERSON
                            IN
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----------------

(1) Includes: (i) a total of 96,000 shares of Common Stock held by the Reporting Person's minor children; and (ii) options to purchase 30,000 shares of Common Stock which are currently exercisable and which are held by the Reporting Person.

     The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Reporting Person's minor children, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2) Based upon 141,883,794 shares of Common Stock outstanding on December 31, 2001, as determined by adding the 98,370,746 shares of Common Stock outstanding on September 30, 2001, as reported by CoreComm in its report filed with the Securities and Exchange Commission, on November 14, 2001, on Form 10-Q for the quarter ended September 30, 2001, and the 43,513,048 shares of Common Stock that were issued by CoreComm on October 1, 2001.




         This Amendment No. 3 to Schedule 13D is being filed by Thomas Gravina (the "Reporting Person"). This Amendment No. 3 to Schedule 13D amends and supplements Item 5 of the original Schedule 13D, dated April 12, 2001, as amended by Amendment No. 1 thereto, dated October 1, 2001, and Amendment No. 2 thereto, dated December 10, 2001 (as amended, the "Schedule 13D"). Each capitalized term used herein and not otherwise defined has the meaning given such term in the Schedule 13D, dated April 12, 2001.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 6,126,000 shares of Common Stock, which includes: (i) a total of 96,000 shares of Common Stock held by the Reporting Person's minor children; and (ii) options to purchase 30,000 shares of Common Stock which are currently exercisable and which are held by the Reporting Person.

         The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Reporting Person's minor children, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

         The 6,126,000 shares of Common Stock beneficially owned by the Reporting Person constitute 4.3% of the Common Stock. This calculation is based upon 141,883,794 shares of Common Stock outstanding on December 31, 2001, as determined by adding the 98,370,746 shares of Common Stock outstanding on September 30, 2001, as reported by CoreComm in its report filed with the Securities and Exchange Commission, on November 14, 2001, on Form 10-Q for the quarter ended September 30, 2001, and the 43,513,048 shares of Common Stock that were issued by CoreComm on October 1, 2001.

         (b) The Reporting Person has the sole power to vote and to dispose of 6,126,000 shares of Common Stock. The Reporting Person does not share power to vote or to dispose of any shares of Common Stock.

         (c) The Reporting Person has sold a total of 1,916,415 shares of Common Stock during the month of December 2001 with individual sales as follows:

         Date of                    Number of        Price
         Transaction                Shares Sold      per Share
         -----------                -----------      ---------

         December 26, 2001            500,000       $0.16
         December 27, 2001            516,415       $0.16
         December 31, 2001            900,000       $0.16

         (d) None.

         (e) December 27, 2001.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 8, 2002


                                                    /s/ Thomas Gravina
                                                    ------------------------
                                                    Thomas Gravina